UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for August 29, 2017

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's home country), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _____ No __X__
If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________.d

Enclosures: SASOL'S REPORTING PUBLICATIONS FOR THE YEAR ENDED 30 JUNE 2017 AND DETAILS OF ANNUAL GENERAL MEETING


Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:     JSE: SOL	 NYSE: SSL
Sasol Ordinary ISIN codes:      ZAE000006896  US8038663006
Sasol BEE Ordinary Share code:  JSE: SOLBE1
Sasol BEE Ordinary ISIN code:   ZAE000151817
(Sasol or the Company)

SASOL'S REPORTING PUBLICATIONS FOR THE YEAR ENDED 30 JUNE 2017 AND DETAILS OF ANNUAL GENERAL MEETING

Integrated Report
Sasol's integrated report has been published on the Sasol website. It provides cross-references to a number of other reports that are also available on the Sasol website at http://www.sasol.com/investor-centre/financial-reporting/annual-integrated-report/latest.

Annual Financial Statements
As previously announced, Sasol's annual financial statements were published on 21 August 2017.

Annual report on Form 20-F
Sasol's annual report, which includes the annual financial statements for the year ended 30 June 2017, was filed on Form 20-F with the United States Securities and Exchange Commission (SEC) on Monday, 28 August 2017 and is available on the SEC's website at www.sec.gov and the Sasol website.

Sustainability reporting
Sasol's online sustainability report provides additional information on Sasol's environmental, social and governance matters. The report is also available on the Sasol website.

Annual general meeting
The annual general meeting of shareholders of Sasol will be held at 9:00 on Friday, 17 November 2017 at The Hilton Hotel, 138 Rivonia Road, Sandown, Sandton, Johannesburg, South Africa, to transact the business stated in the notice of annual general meeting.

The notice of annual general meeting, incorporating a summary of the annual financial statements, will be published on the Sasol website and distributed to shareholders on or about 18 October 2017.

The board of directors has determined that the record date by when a person must be recorded as a shareholder in the securities register of the Company, in order to receive the notice of annual general meeting, is Friday, 13 October 2017. The record date in order to be recorded as a shareholder in the securities register of Sasol and to attend, participate and vote at the annual general meeting is Friday, 10 November 2017. The last date to trade in order to be recorded in the securities register of Sasol as a shareholder on the aforementioned record date is Tuesday, 7 November 2017.

Copies of the Form 20-F, integrated report, sustainability report and the annual financial statements
Copies of the Form 20-F, integrated report, online sustainability report and the annual financial statements of the Company can be obtained, without charge, by downloading a copy from the Company's website, www.sasol.com or by requesting a copy from Sasol Investor Relations by means of either:

a. an e-mail to investor.relations@sasol.com; or

b. written correspondence posted to PO Box 5486, Johannesburg, 2000, South Africa.

29 August 2017
Johannesburg

Sponsor: Deutsche Securities (SA) Proprietary Limited


SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: August 29, 2017					By: 	/s/ V D Kahla
							Name: 	Vuyo Dominic Kahla
							Title: 	Company Secretary